

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Marc N. Teal
Chief Financial Officer
Boston Capital Tax Credit Fund III LP
One Boston Place, Suite 2100
Boston, MA 02108

> **Re: Boston Capital Tax Credit Fund III LP**
> **Form 10-K for the year ended March 31, 2019**
> **Filed June 20, 2019**
> **File No. 000-21718**

Dear Mr. Teal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction